Exhibit 21.1

Campbell Neurosciences, Inc.

On February 1, 2021, the Company formed Campbell Neurosciences Inc.

The Company has signed license agreements with Campbell Neurosciences Inc., a partially owned company, for access to the 9 patents filed related to the previous Campbell Neurosciences Division and two subsequent.

Additionally, Campbell Neurosciences Inc. has entered into purchase agreements with Therapeutic Solutions International ensuring a continued supply, at a discounted rate, of nutraceuticals which are being explored for antiinflammation/suicide prevention activity.

Allogen Biologics Inc

On October 18, 2021, the Company announced the formation of Allogen Biologics Inc., a wholly owned subsidiary of TSOI. Allogen Biologics will house intellectual property and Standard Operating Procedures related to generation of the Company’s existing and anticipated cellular therapeutics. In addition, Allogen will house and maintain all relevant cell banks.

On May 10, 2022, Allogen Biologic, Inc, and Therapeutic Solutions International Inc, entered into an Exclusive Patent License Agreement (EPLA) for Patent Application Serial No. 63/254,469, filed by Licensor and titled as: Umbilical Cord Derived Regenerative and Immune Modulatory Stem Cell Populations.

Breathe Biologics, Inc.

On October 7, 2022, the Company formed Breathe Biologics, Inc. and licensed to them a patent application titled “Umbilical Cord Mesenchymal Stem Cells for Treatment of Chronic Obstructive Pulmonary Disease and Lung Degeneration” that discloses means of treating lung degenerative diseases including chronic obstructive pulmonary disease (CODP) using umbilical cord mesenchymal stem cells such as JadiCells.

In addition, the Company has transferred ownership of the filed investigational drug application titled “JadiCell Therapy for COPD” to determine safety and efficacy of intravenously administered allogeneic JadiCell umbilical cord blood mesenchymal stem cells in patients with moderate-to-severe COPD. The Primary Endpoint, which is toxicity, will be assessed by number of adverse events (AEs). The Secondary Endpoint, which is efficacy will be evaluated at baseline and days 30, 60, and 90.

Res Nova Bio, Inc.

On October 25, 2022, the Company announced the formation of Res Nova Bio, Inc., dedicated to the development of cancer inhibiting anti-angiogenesis immunotherapies. Res Nova Bio has licensed from Therapeutic Solutions International intellectual property covering StemVacs-V which is our iPSC derived platform technology announced in May of 2021. The technology utilizes pluripotent stem cells called iPSCs in order to generate new cells which resemble tumor blood vessels that are made to act as a “therapeutic vaccine”. Specifically, the administration of StemVacs-V stimulates the immune system to selectively kill blood vessels that feed the tumor but not healthy blood vessels. It is believed that for every 1 tumor blood vessel cell that is killed, 200-300 tumor cells are also killed as a result.

In addition to the license, the Company has transferred ownership of the IND titled “Treatment of Metastatic Breast Cancer by StemVacs-V Cancer Immunotherapeutic” to Res Nova Bio with the primary objective being safety and feasibility of StemVacs-V administration at 12 months as assessed by lack of adverse medical events. The secondary objective is efficacy as judged by tumor response, time to progression, and immunological monitoring.

VasoSome Vascular Inc.

On May 1, 2023, the Company announced launching VasoSome Vascular Inc., based on successful treatment of Aortic Aneurysms using patent pending exosome therapy. At present there is no treatment available for Aortic Aneurysms other than open surgical or endovascular repair, both of which carry significant risks. The Company is currently at an early stage of development but seeks to be first-in-man clinical trials.

CTE Biologics, Inc.

On May 23, 2023, the Company announced the forming of CTE Biologics, Inc. On July 05, 2023, the Company signed license agreements with CTE Biologics for the exclusive use of US Patent Publication No.: 20220125852 titled as: “Protection and Regeneration of Neurological Function by Using Stem Cells” as well as the sale and transfer of Investigational New Drug Application titled as: Investigation of Umbilical Cord derived Mesenchymal Stem Cells for the Treatment of Chronic Traumatic Encephalopathy Patients.

ALS Biologics, Inc.

In December 2023, the Company announced the formation of ALS Biologics Inc, a subsidiary company dedicated to accelerating development of the Company’s assets related to Amyotrophic Lateral Sclerosis, a progressive motor neuron degenerative disease for which no cure exists. The company was formed based on previous positive observations in patients treated with the Company’s ALScell™ (JadiCell™) product under the Right to Try Law.

Epilepsy Bio, Inc.

On January 16, 2024, the Company announced the forming of Epilepsy Bio, Inc., focused on treatment methods for reducing and/or reversing epilepsy through administration of mesenchymal stem cells to induce immune modulation and/or regenerative processes.